EXHIBIT 99.17

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2017 (the “Form 40-F”), I, Carl Pednault, Eng., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 (the “Report”) and to the inclusion of references to and summaries of the Report (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016) and on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

By: /s/ Carl Pednault
Name: Carl Pednault, Eng.

March 28, 2018